

<u>**Via U.S. Mail and Fax**</u>
Anthony S. Conigliaro
Chief Financial Officer
CNE Group, Inc.
200 West 57th Street
Suite 507
New York, NY 10019

October 27, 2005

RE: **CNE Group, Inc.**
        Form 10-KSB for the fiscal year ended December 31, 2004
        Filed April 15, 2005

Dear Mr. Conigliaro:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director